Mail Stop 3-8

								            June 20, 2005



Mr. Joseph R. Rodriguez, Jr.
Chief Financial Officer
International Food Products Group, Inc.
170 Newport Center Drive, Suite 260
Newport Beach, California 92660

		RE:	International Food Products Group, Inc.
			Form 10-KSB for Fiscal Year Ended June 30, 2004 Forms 10-QSB for Fiscal Quarters Ended September 30, 2004,
December
31, 2004, and March 31, 2005
			File No. 0-33251


Dear Mr. Rodriguez:

	We have reviewed your responses in your letter dated May 10, 2005 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
















Form 10-KSB for Fiscal Year Ended June 30, 2004

Statements of Shareholders` Deficit, page F-6

1. We have reviewed the schedule of stock transactions you provided in response to comment 11 in our letter dated March 25, 2005. Please revise the schedule to indicate for each common stock and restricted stock issuance whether the recipient of the award was an employee, as defined by SFAS 123. Also revise the schedule to clearly mark whether each issuance represents the issuance of restricted or unrestricted common stock. In this regard, we note that certain of the issuances you mark as "144" issuances in the schedule are disclosed in note 14 to the financial statements as issuances of unrestricted shares. Please ensure the information in the schedule you provide is reconciled to both note 14 and your statements of shareholders` deficit. Please also provide us with a narrative description of how you determine the value of the stock issued in each of the following types of transactions:

o Common stock issued to non-employees in exchange for services
o Common stock issued to employees in exchange for services
o Common stock issued to employees in exchange for lock-up agreements
o Common stock issued to non-employees in exchange for lock-up agreements
o Restricted stock issued to non-employees in exchange for services
o Restricted stock issued to employees in exchange for services
o Restricted stock issued to related parties in settlement of notes payable
o Restricted stock issued to unrelated parties in settlement of notes payable

   Based on the information you provided in the schedule of stock transactions, it appears that you may be recording common stock issued in exchange for services and lock-up agreements to both employees and non-employees based on significantly less than the per share closing bid price of your common stock on the date of issuance.
It does not appear that such accounting complies with APB 25 with respect to employee issuances or SFAS 123 with respect to non-employee issuances; both APB 25 and SFAS 123 would require you to use the market price of your common stock on the date of issuance as the fair value per share of the common stock issued in the exchange. Please advise, or otherwise show us how you plan to revise your financial statements accordingly.
   It also appears that you may have valued restricted stock issued to employees in exchange for services at a significant discount to the closing bid price of your common stock on the date of issuance.
Please note that paragraph 10.a. of APB 25 requires you to value restricted stock issued to employees in exchange for services at the unadjusted quoted market price of a share of stock of the same class that trades freely. Please advise, or otherwise show us how you plan to revise your financial statements accordingly.
   Finally, it appears that you may have valued restricted stock issued to non-employees in exchange for services based on 80% and higher discounts from the closing bid price of your common stock on the date of issuance. The amount of this discount would not appear to be reasonable. Please tell us in detail your basis in GAAP for recording these restricted stock issuances at such a deep discount.
Otherwise, if you no longer believe such discounts are reasonable and supportable under GAAP, please show us how you plan to revise your financial statements accordingly.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.
Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

									Sincerely,


									   	George F.
Ohsiek,
Jr.
	Branch Chief
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Joseph R. Rodriguez
International Food Products Group, Inc.
June 20, 2005
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